Exhibit 99(b)

Patriot Holdings, LLC and Subsidiaries

Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and December 31, 2012 And Report of Independent Registered Public Accounting Firm

PATRIOT HOLDINGS, LLC AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Patriot Holdings, LLC and Subsidiaries

Annawan, Illinois

We have audited the accompanying consolidated balance sheets of Patriot Holdings, LLC and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended. Patriot Holdings, LLC’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patriot Holdings, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota

February 28, 2014

Patriot Holdings, llc AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS
Cash	$9,685,987	$532,014
Accounts receivable	6,889,911	3,465,138
Inventory	9,515,584	15,843,093
Commodity derivative instruments	—	1,683,138
Prepaid expenses and other current assets	448,167	778,383
Total current assets	26,539,649	22,301,766

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment, at cost	170,562,034	163,270,363
Accumulated depreciation	(48,856,660)	(39,410,230)
Property, plant, and equipment, net	121,705,374	123,860,133

OTHER NON-CURRENT ASSETS
Deferred financing costs, net	142,463	225,354
Long-term assets	1,033,575	1,033,575
Notes receivable	24,201,531	26,211,113
Interest receivable	11,998,662	9,989,080
Total other non-current assets	37,376,231	37,459,122

TOTAL ASSETS	$185,621,254	$183,621,021

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,492,563	$4,453,848
Accrued expenses and other current liabilities	2,772,208	2,141,718
Accrued loss on firm purchase commitments	—	1,615,000
Due to broker	—	1,833,226
Revolving note	—	3,763,984
Current portion of long-term debt	6,769,471	6,393,229
Total current liabilities	16,034,242	20,201,005

LONG-TERM LIABILITIES
Long-term debt	33,017,838	38,909,578
Deferred income	24,828,979	26,957,177
Total long-term liabilities	57,846,817	65,866,755

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY, 65,000 units authorized; 45,607 units issued and outstanding	111,740,195	97,553,261

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$185,621,254	$183,621,021

Notes to the Consolidated Financial Statements are an integral part of this Statement.

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Patriot HOLDINGS, llc AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2013 and 2012

	Years Ended December 31,
	2013	2012

REVENUES	$377,531,745	$373,584,112

COST OF GOODS SOLD	340,120,454	363,435,805

LOWER OF COST OR MARKET ADJUSTMENT	—	2,463,000

GROSS MARGIN	37,411,291	7,685,307

OPERATING EXPENSES	3,831,898	3,529,108

OPERATING INCOME	33,579,393	4,156,199

OTHER INCOME (EXPENSE)
Interest expense	(2,166,745)	(3,205,198)
Gain on interest rate swap	—	153,623
Other income	104,946	215,093
Total other expense, net	(2,061,799)	(2,836,482)

NET INCOME	$31,517,594	$1,319,717

Notes to the Consolidated Financial Statements are an integral part of this Statement.

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Patriot HOLDINGS, llc AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity

Years ended December 31, 2013 and 2012

BALANCE – December 31, 2011	$96,421,144

Repurchase of membership units	(187,600)

Net income for the year ended December 31, 2012	1,319,717

BALANCE – December 31, 2012	97,553,261

Member distributions	(17,330,660)

Net income for the year ended December 31, 2013	31,517,594

BALANCE – December 31, 2013	$111,740,195

Notes to the Consolidated Financial Statements are an integral part of this Statement.

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Patriot holdings, llc AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

	Years Ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$31,517,594	$1,319,717
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,421,242	7,330,250
Noncash interest expense	—	339,473
Change in fair value of interest rate swap	—	(153,623)
Change in fair value of commodity derivative instruments	(31,433)	(3,778,617)
Changes in operating assets and liabilities:
Restricted cash – commodity margin account	—	183,644
Accounts receivable	(3,424,773)	3,422,017
Inventory	6,327,509	(3,673,120)
Prepaids and other current assets	330,216	153,556
Commodity derivative instruments	(118,655)	2,335,692
Long-term assets	—	(500,000)
Accounts payable	2,038,715	1,547,815
Accrued loss on firm purchase commitments	(1,615,000)	1,615,000
Accrued expenses	(1,352,246)	(88,534)
Net cash flows provided by operating activities	41,093,169	10,053,270

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(5,309,054)	(1,696,138)
Net cash flows used in investing activities	(5,309,054)	(1,696,138)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on working capital loan	(3,763,984)	3,763,984
Proceeds from long-term debt	877,800	51,441,585
Payments on long-term debt	(6,393,298)	(63,827,960)
Payments on interest rate swap settlement	—	(2,537,050)
Payments for debt financing costs	(20,000)	(322,271)
Payments for membership unit repurchase	—	(187,600)
Distributions paid	(17,330,660)	—
Net cash flows used in financing activities	(26,630,142)	(11,669,312)

NET INCREASE (DECREASE) IN CASH	9,153,973	(3,312,180)

CASH – BEGINNING OF PERIOD	532,014	3,844,194

CASH – END OF PERIOD	$9,685,987	$532,014

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$2,066,971	$2,695,175

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Property, plant, and equipment additions included in accounts payable and accrued expenses	$1,984,736	$81,615

Notes to the Consolidated Financial Statements are an integral part of this Statement.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of the Patriot Holdings, LLC (the “Company”), and its wholly-owned subsidiaries including Patriot Renewable Fuels, LLC (“Patriot”), Patriot Export, Inc., Patriot Land Holdings, LLC and Patriot Fuels Biodiesel, LLC. All significant intercompany balances and transactions have been eliminated on a consolidated basis for reporting purposes.

Nature of Business – Patriot is the main operating company and has a dry mill, corn-based processing facility that produces fuel-grade ethanol, distillers grains, and corn oil, co-products of the ethanol production, that are derived from corn. The ethanol plant is located in Annawan, Illinois and the Company sells its production of ethanol and distillers grains throughout the United States and various international locations. The ethanol plant has a nameplate capacity (guaranteed by the design-builder) to produce 100 million gallon per year of denatured fuel-grade ethanol and approximately 320 thousand tons of dried distillers grains with solubles (“DDGS”) and process 35.7 million bushels of corn. The Company typically produces ethanol in excess of the nameplate production amount.

Patriot Export, Inc., (“Export”) was set up as an Interest-Charge Domestic International Sales Corporation, (“IC-DISC”), and has a franchise agreement with Patriot to sell its products which are exported. Patriot pays a commission to Export, which is then redistributed back to the Company as a dividend.

Patriot Land Holdings, LLC was formed in 2013 for future land development purposes.

Patriot Fuels Biodiesel, LLC was formed in 2013 for future construction and operation of a biodiesel plant.

Use of Estimates – Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: economic lives of property, plant, and equipment, realizability of accounts receivable; valuation of inventory, inventory purchase commitments, notes receivable arising from tax increment financing, long-term investments, and the assumptions used in the impairment analysis of long-lived assets. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. The Company periodically reviews estimates and assumptions, and the effects of revisions are reflected in the period in which the revision is made. For the years ended December 31, 2013 and 2012, the Company did not make any revisions to the financial statements for actual results that differed from previously estimated amounts.

Revenue Recognition – The Company sells ethanol and DDGS pursuant to marketing agreements as discussed further in Note 8, and markets corn oil on its own, and generally recognizes revenue at the time of loading ethanol, distillers grains, or corn oil into trucks, railcars, or containers. This is the point at which the marketer or purchaser has taken title and assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. Title is generally assumed by the buyer at the Company’s shipping point. In certain instances where the sales price of the Company’s ethanol is not fixed or determinable at the time title transfers to the customer, the Company defers the income until the price does become fixed or determinable.

In accordance with the Company’s agreements for the marketing and sale of ethanol and related products, marketing fees and commissions due to the marketers are deducted from the gross sales price at the time incurred. Commissions were approximately $2,200,000 and $2,700,000 for the years ended December 31,

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

2013 and 2012, respectively. Revenue is recorded net of these commissions as they do not provide an identifiable benefit that is sufficiently separable from the sale of ethanol and related products.

Expense Recognition – Cost of goods sold consists primarily of costs for raw materials, utilities, conversion costs, freight, warehousing costs, salaries, wages and expenses for plant operating staff and plant management, depreciation and amortization expenses, general facility overhead charges, property taxes, and property and casualty insurance.

General and administrative expenses consist primarily of salaries and expenses for management, administrative and accounting employees, and fees paid to outside service providers such as legal, accounting, and consulting firms.

Cash – The Company maintains cash primarily in accounts with two financial institutions which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts or any losses in connection with these balances.

Accounts Receivable – Accounts receivable are recorded at their estimated net realizable value and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statement of cash flows. The Company does not have any off-balance sheet credit exposure related to its customers. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company’s credit terms. Accounts considered uncollectible are written off.  The Company follows a policy of providing an allowance for doubtful accounts when deemed necessary; however, based on historical experience, and its evaluation of the status of receivables, the Company believes that all accounts are collectible in all material respects and thus an allowance was not necessary at December 31, 2013 or 2012. It is possible this estimate will change in the future.

The Company performs periodic credit evaluations of its marketers and has not required collateral. The Company’s operations vary with the volatility of the market for inputs (including corn, natural gas, chemicals, and denaturant) and for finished products (ethanol and DDGS), and to mitigate that volatility the Company actively seeks to minimize inventory and accounts receivable levels.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the first in, first out (“FIFO”) method. Market is based on current replacement values except that it does not exceed net realizable values and it is not less than net realizable values reduced by allowances from normal profit margin. Inventories consist of raw materials (corn, chemicals, denaturant), work in process, finished goods (ethanol, DDGS, and corn oil) and spare parts.

All materials and production costs related to the production of ethanol and distillers grains not sold are capitalized as inventory and recognized as cost of sales when the sale of the products is recognized.

Prepaid Expenses – Prepaid expenses are recorded for non-inventory purchases that will be consumed in less than one year.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Property, Plant, and Equipment – Property, plant, and equipment is stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets ranging from 3 to 30 years as shown in the table below:

Asset Description	Years
Land improvements	10-30 years
Buildings	15-30 years
Process equipment	3-20 years
Grain handling equipment	10 years
Railroad and rail equipment	10-20 years
Office and computer equipment	3-5 years

The Company expenses maintenance and repair costs as incurred and major betterments and improvements are capitalized. Depreciation expense for the years ended December 31, 2013 and 2012 totaled approximately $9,447,000 and $9,458,000, respectively.

Property, plant, and equipment are reviewed for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including, but not limited to, discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company did not identify any triggering events that would require additional impairment analysis for both the years ended December 31, 2013 or 2012.

Notes Receivable – The Company received promissory notes from the Village of Annawan (the “Village”) under a tax increment financing (“TIF”) agreement. The Village provided funds in the form of interest bearing notes. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. The notes are reviewed annually for collectability, or whenever events or circumstances indicate that the carrying amount may not be recoverable. See Note 4 for further discussion.

Deferred Financing Costs – Costs incurred in connection with both the original financing for the ethanol plant and the long-term debt refinanced in March 2012 as discussed in Note 5 were deferred and amortized over the term of the respective financing using the effective interest method. In conjunction with the Company’s refinancing of long term debt in March 2012, the Company expensed approximately $203,000 related to the unamortized financing costs for the original financing which is included as a component of interest expense within the consolidated statements of operations.

Accounts Payable – Accounts payable are recorded at the invoiced amount as the invoices are received from vendors. Accrued payables for raw materials received but not invoiced are included in accounts payable.

Interest Rate Swap – The Company previously entered into a derivative contract to fix the interest rate for a portion of its original long-term debt. As part of the Company’s refinancing of long-term debt in March 2012 as discussed in Note 5, the interest rate swap was settled. The Company recorded the interest rate swap at fair value with changes in fair value recognized in earnings because the interest rate swap was not designated as a cash flow hedge. See Note 6 for further discussion.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Deferred Income – Proceeds received from the Village under the TIF agreement are recorded as deferred income and will be amortized into income over the life of the related property, plant, and equipment. See Note 4 for further discussion.

Income Taxes – The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Differences between the financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes.  In addition, the Company uses the modified accelerated cost recovery system method (“MACRS”) for tax depreciation instead of the straight-line method that is used for book depreciation, which also causes temporary differences. The Company has no uncertain tax positions as of December 31, 2013 or 2012. The Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2010.

Fair Value – The Company has adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset of liability.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

No events occurred during the years ended December 31, 2013 or 2012 that required adjustment to the recognized balances of assets or liabilities, which are recorded at fair value on a nonrecurring basis.

The carrying value of restricted cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments. The fair value of long-term debt has been estimated using discounted cash flow analysis based upon the Company’s current incremental borrowing rates for similar types of financing arrangements. The fair value of outstanding debt with fixed rate terms will fluctuate with changes in applicable interest rates. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company’s debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules. As of December 31, 2013, the Company believes the carrying amount of the fixed rate long-term debt approximates the fair value because market conditions and Company’s incremental borrowing rate has not changed significantly since the refinancing in March 2012.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Environmental Liabilities – The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material in its location. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health, and the production, handling, storage and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities would be recorded if the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2013, and 2012 and the Company is not currently a party to any material unsettled environmental legal proceedings at December 31, 2013.

Comparative Data – Certain 2012 consolidated statement of operations items have been reclassified to conform to the current year’s presentation. Gains and losses from hedging activity on ethanol and DDGS have been reclassified into revenue rather than cost of goods sold. Royalties on corn oil sales has been reclassified into cost of goods sold rather than revenue.

Subsequent Events – The Company has evaluated subsequent events through February 28, 2014, the date the consolidated financial statements were available to be issued.

2.	INVENTORY

A summary of inventory at December 31, 2013 and 2012 is as follows:

	2013	2012
Raw materials	$2,941,722	$3,765,301
Work in progress	1,000,200	1,305,763
Finished goods	3,381,047	8,971,418
Spare parts	2,192,615	1,800,611
Totals	$9,515,584	$15,843,093

The Company performs a lower of cost or market analysis to determine if the market values of certain inventories are less than their carrying value, which is attributable primarily to decreases in market prices of corn and ethanol. The Company did not record any lower of cost or market adjustment for the year ended December 31, 2013. Based on the lower of cost or market analysis, the Company was required to record a lower of cost or market charge of approximately $848,000 on certain inventories for the year ended December 31, 2012. The Company also recorded a lower of cost or market adjustment charge of approximately $1,615,000 related to firm purchase commitments for the year ended December 31, 2012, as further discussed in Note 8.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

3.	PROPERTY, PLANT, AND EQUIPMENT

A summary of property, plant, and equipment at December 31, 2013 and 2012 is as follows:

	2013	2012
Land and land equipment	$19,361,953	$18,186,447
Process and grain handling equipment	120,768,634	116,542,869
Buildings	26,439,156	26,407,808
Furniture, fixtures and computer equipment	2,220,057	1,966,805
Construction in progress	1,772,234	166,434
	170,562,034	163,270,363
Accumulated depreciation	(48,856,660)	(39,410,230)
Total property and equipment, net	$121,705,374	$123,860,133

4.	TAX INCREMENT FINANCING

During the years ended December 31, 2009, 2008 and 2007, the Company received amounts from the Village of Annawan, Illinois (the “Village”) under a TIF agreement. The Village provided funds in the form of interest bearing notes in 2009 and 2008, as well as cash proceeds from a TIF bond issuance in 2007. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. Bonds issued to fund the TIF arrangement are not a liability of the Company but are an obligation of the Village since the Company does not guarantee the TIF debt and has no obligation to satisfy any shortfall in annual debt service requirements. The bonds and related notes are to be repaid by the Village from the incremental increase in property taxes related to the improvement of the Company’s real property. The proceeds of the financing have been recorded as deferred income and will be amortized into income with such amortization amount based on the life of the related property and equipment. The amount of reimbursements to be received under the TIF agreement is not to exceed $41,772,000 plus related interest on the TIF notes receivable. As payments are received, they will be considered payments of interest first, then principle. As such, interest is accrued and presented as a receivable, but a corresponding impairment is recorded since management estimates the total amount collectible will approximate $36,200,000. From the date of issuance through December 31, 2013, the Company had received $9,000,000 in cash from the Village in addition to four notes receivable totaling $32,754,979. The Company has not received any payments since 2009 and does not expect to receive any payments until 2019. The amount recorded by the Company as deferred income related to the amounts received was $41,754,979. Included in the consolidated statement of operations for each of the years ended December 31, 2013 and 2012, the Company amortized $2,128,198 deferred income which was netted against depreciation expense and is included as a component of costs of goods sold.

As of December 31, 2013 and 2012, the unamortized deferred income balance was $24,828,979 and $26,957,177, respectively. The notes, net of the valuation allowance discussed below, had accrued interest receivable of $11,998,662 and $9,989,080 at December 31, 2013 and 2012, respectively, and is recorded separate from the notes received as interest receivable. Non-cash interest income was accrued on the notes receivable at the weighted average interest rate for the four notes at 6.1% for both the years ended December 31, 2013 and 2012, and was included in the statements of operations as interest income. At December 31, 2013 and 2012, the Company has recorded a valuation allowance of $8,553,448 and $6,543,886, respectively, against the notes receivable based on the uncertainty of future cash flows of the Village.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

5.	LONG-TERM DEBT and REVOLVING LINE OF CREDIT

	2013	2012
Secured by substantially all Patriot assets:
Term note, fixed rate interest of 4.6%, due March 2017	$38,909,509	$45,302,807
Term note, fixed rate interest of 4.4% until July 2018, then 3.75% plus 5-year Treasury bill rate, with a floor of 4.0% and a ceiling of 6.4%, due July 2023	877,800	—
Total debt	39,787,309	45,302,807
Less: current maturities	(6,769,471)	(6,393,229)
Total long-term debt	$33,017,838	$38,909,578

On March 30, 2012, Patriot entered into a new definitive loan agreement (the “Agreement”) with a financial institution (the “Bank”) for a fixed rate term note and a fixed rate revolving note. With the proceeds from the new notes, Patriot paid the outstanding balances of its outstanding fixed rate note, variable rate note and long-term reducing revolving note issued by a separate financial institution. The new fixed rate term loan for $50,000,000 has a fixed interest rate of 4.6%. The fixed rate revolving note for $10,000,000 has an interest rate of the greater of the indexed prime rate plus 0.5% or 4.00%. This note was renewed on March 30, 2013 and will expire on July 15, 2014.

On June 6, 2013, but effective as of March 30, 2013, Patriot signed an amendment to the Agreement for an additional working capital loan for $10,000,000 with an interest rate of the greater of the indexed prime rate plus 0.5% or 4.0%. The working capital loan expires in March 2017 with the original term note. There was no outstanding balance at December 31, 2013 on either the revolving note or the working capital note; however, if there had been a balance on either the revolving note or working capital note, the interest rate at December 31, 2013 would be 4%. At December 31, 2012, there was $3,763,984 outstanding on the revolving note. Interest for all three notes is payable monthly.

In addition, the amendment modified some of Patriot’s restrictive covenants. These covenants, coupled with other restrictions, require that Patriot meet certain financial ratios. At December 31, 2013, Patriot was in compliance with all of its financial covenants except for the capital expenditure covenant, for which Patriot has received a waiver as of December 31, 2013. Patriot expects to remain in compliance with all of its covenants through December 31, 2014.

On July 29, 2013, Patriot Land Holdings entered in a new loan agreement with a financial institution for a term note of $877,800 to finance a land purchase. The note has a fixed interest rate of 4.4% for five years. The rate after five years is 3.75% plus the 5-year Treasury bill rate, with a floor of 4% and a ceiling of 6.4%. Interest is paid annually on this note.

Annual expected maturities for the Company’s long-term debt at December 31, 2013 are as follows:

2014	$6,769,471
2015	7,091,811
2016	7,426,234
2017	17,928,093
2018	85,268
Thereafter	486,432
Total	$39,787,309
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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

6.	DERIVATIVE INSTRUMENTS

Derivatives are accounted for in accordance with ASC 815, Derivatives and Hedging (“ASC 815”) and primarily consist of commodity futures contracts, swaps, and option contracts. The Company provides qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses from derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

Prior to the signing of the new ethanol marketing agreement and corn origination agreement, as discussed further in Note 8, the Company has entered into derivative transactions to hedge its exposures commodity price fluctuations. With the Company’s prior loan agreement, the Company had also entered into an interest rate swap agreement to hedge its exposure to interest rates. The Company does not enter into derivative transactions for trading purposes.

The new ethanol marketing and corn origination agreements contain features for the marketer and grain originator to provide the Company with ethanol sales and corn purchase contracts that effectively fix the profit margin with fixed price forward contracts. With these new agreements, the Company has elected to designate these forward purchases of corn and forward sales contracts of ethanol as normal purchases and normal sales under ASC 815. Accordingly, these contracts are not reflected in the consolidated financial statements until the contracts are executed.

As of December 31, 2012, the Company had corn derivative instruments.  The Company records its derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheet.  Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the derivative instrument and the related change in value of the underlying hedged item. Based upon the exposure being hedged, the Company designates its hedging instruments as a fair value hedge, a cash flow hedge or a hedge against foreign currency exposure.  The Company formally documents, designates, and assesses the effectiveness of transactions that receive hedge accounting initially and on an on-going basis.  The Company does not currently have any derivative instruments that are designated as effective hedging instruments for accounting purposes, although they believe they function as economic cash flow hedges.

Commodity Contracts

As part of its hedging strategy, the Company may enter into corn commodity-based derivatives, through its original corn origination agreement in order to protect cash flows from fluctuations caused by volatility in commodity prices in order to protect gross profit margins from potentially adverse effects of market and price volatility on corn purchase commitments where the prices are set at a future date.  These derivatives are not designated as effective hedges for accounting purposes. For derivative instruments that are not accounted for as hedges, or for the ineffective portions of qualifying hedges, the change in fair value is recorded through earnings in the period of change. Corn derivative changes in fair market value are included in cost of goods sold. At December 31, 2012, the total notional amount of the Company’s outstanding corn derivative instruments was approximately 3,490,000 bushels that were entered into to hedge forecasted corn purchases through December 2013.

Interest Rate Contract

The Company entered into a forward starting interest rate swap in the notional amount of $46,950,000 during 2006 to limit its exposure to the impact of increasing interest rates on its results of operations and future cash flows for interest. The Swap fixed the interest rate of the Fixed Rate Note at 8.655% and was effective as of

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

October 8, 2008. With the retirement of the Fixed Rate Note, the interest rate swap was settled on March 30, 2012 for $2,537,050.

The swap agreement was not designated as an effective hedge for accounting purposes and the change in fair market value and associated net settlements are recorded in interest expense.

The Company did not have any commodity derivative instruments at December 31, 2013. The following table provides details regarding the Company’s derivative financial instruments at December 31, 2012:

	Consolidated Balance Sheet Location	Assets	Liabilities
Corn contracts	Commodity derivative instruments	$1,683,138	$—
Totals		$1,683,138	$—

The following table provides details regarding gains and (losses) from the Company’s derivative financial instruments in the statement of operations, none of which are designated as hedging instruments:

	Consolidated Statement of Operations Location	Year ended December 31, 2013	Year ended December 31, 2012
Ethanol contracts	Revenue	$(1,325,112)	$2,441,160
DDGS contracts	Revenue	(1,632,800)	3,110,915
Corn contracts	Cost of goods sold	2,989,345	(1,773,458)
Interest rate swap	Gain on interest rate swap	—	153,623
Total gain		$31,433	$3,932,240

7.	RELATED PARTY TRANSACTIONS

The Company has engaged CGB Enterprises Co. (“CGB”), an equity member, to source corn for the Company under a long-term agreement on a fee per bushel basis (discussed further in Note 8).

Total amounts paid to CGB during the years ended December 31, 2013 and 2012 are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012
CGB	$277,097,510	$299,034,055

Total amounts payable to CGB at December 31, 2013 and 2012, which are included in accounts payable, are as follows:

	2013	2012
CGB	$1,121,122	$1,596,948

The Company had engaged Murex N.A, LTD, (“Murex”), an equity member, to market ethanol for the Company through July 31, 2013 under a long term agreement on a percentage of revenue commission basis. The total amount owed to the Company from Murex as of December 31, 2012 was $1,272,774 and is included in accounts receivable. The Company paid approximately $1,700,000 and $2,700,000 in ethanol marketing fees to Murex for the years ended December 31, 2013 and 2012, respectively.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

8.	COMMITMENTS AND CONTINGENCIES

Corn Origination Agreement

The Company has a corn origination agreement with CGB, an equity member of the Company, whereby they are entitled to the exclusive right for procurement of 100% of the corn needs for the plant. The contract commenced in 2008 and expired in August 2013. A new agreement effective September 1, 2013 was signed with CGB and continues for one year with one year renewal terms unless terminated by either party. The price of the corn purchased will be the bid price CGB establishes with the producer of corn plus a set fee per bushel. At December 31, 2013, the Company had open forward corn purchase commitments for 12,240,000 bushels at an average price of $4.66 with CGB. At December 31, 2012, the Company had open forward corn purchase commitments for 3,488,944 bushels at an average price of $7.58 with CGB. At December 31, 2012, some of these forward purchase contracts were above market prices for corn. Given the declining corn and ethanol prices, the Company expected to incur a loss upon delivery under these contracts. The loss is determined by calculating the net realizable value of the raw products similar to the lower of cost or market methodology used in valuing inventories. At December 31, 2012, the Company recorded a $1,615,000 loss that is included in the Lower of Cost or Market Adjustment in the Consolidated Statement of Operations.

Ethanol Marketing Agreement

The Company has a marketing agreement with CHS, Inc. (“CHS”) whereby they are entitled to the exclusive right for sale and distribution of 100% the Company’s ethanol. The Company pays the buyer a percentage of the net sales price for certain marketing costs. The agreement is effective August 1, 2013 and continues for one year with one year automatic renewal terms unless terminated by either party. Prior to the CHS agreement, the Company had a marketing agreement with Murex, an equity member of the Company, which expired on July 31, 2013. At December 31, 2013, the Company had open forward ethanol sales commitments for 27,840,000 gallons at an average price of $1.65 with CHS. At December 31, 2012, the Company did not have any fixed ethanol sales commitments. During the year ended December 31, 2013, the Company had ethanol sales of $111,846,000 to CHS, of which approximately $4,260,000 is included in accounts receivable at December 31, 2013. In addition, the Company had approximately $174,900,000 of ethanol sales to Murex during the year ended December 31, 2013. During the year ended December 31, 2012, the Company had approximately $276,900,000 of ethanol sales to Murex, of which approximately $1,273,000 is included in accounts receivable at December 31, 2012. For the years ended December 31, 2013 and 2012, ethanol sales are recorded net of commissions totaling approximately $2,200,000 and $2,700,000, respectively.

Distillers Grains Marketing Agreement

The Company has a marketing agreement with CHS, whereby they are entitled to the exclusive right for sale and distribution of 100% of the plant’s dried distiller’s grains with solubles and wet distiller’s grains with solubles. The initial term of the agreement was one year, but the agreement is to remain in effect until terminated by either party at its unqualified option, by providing written notice of not less than 90 days to the other party. Neither party to the agreement has provided such notice. At December 31, 2013, the Company had open forward DDGS sales commitments for 126,500 tons at an average price of $215. For the year ended December 31, 2013, the Company recorded DDGS sales of approximately $85,600,000 net of commissions of approximately $700,000. For the year ended December 31, 2012, the Company recorded DDGS sales of approximately $82,600,000 net of commissions of approximately $700,000.

Natural Gas Contracts

At December 31, 2013, the Company had forward contracts to purchase approximately 823,000 British thermal units (MMBTU) of natural gas through June 2014 at an average price of approximately $3.92 per MMBTU. At December 31, 2012, the Company had forward contracts to purchase approximately 230,000 British thermal units (MMBTU) of natural gas through January 2013 at an average price of approximately $3.65 per MMBTU.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

9.	CONCENTRATIONS

For the years ended December 31, 2013 and 2012, two customers accounted for substantially all of the Company’s revenues and trade accounts receivable. Accounts receivable for CHS for ethanol and dry distillers grains as of December 31, 2013 accounted for 94% of the Company’s trade receivables. At December 31, 2012, accounts receivable for Murex for ethanol and CHS for dry distiller grains represented 37% and 54%, respectively, of total outstanding receivables. Revenues for CHS for ethanol and dry distillers grain revenues for the year ended December 31, 2013 represented 52% of total revenues. Revenues for Murex for ethanol for the year ended December 31, 2013 represented 46% of total revenues. For the year ended December 31, 2012, revenues for Murex and CHS represented 75% and 23%, respectively, of total revenues. Corn oil revenues accounted for 2% of total revenue for both the years ended December 31, 2013 and 2012.

The Company has revenue and accounts receivable concentrations in ethanol and distillers grains due to the Company’s use of one marketer for each product; however, the sale of these products could be achieved by using other marketers without any significant effect on operations.

10.	MEMBERS’ EQUITY

As specified in the Company’s operating agreement, the Company has one class of membership units. The Company is authorized to issue up to 65,000 membership units. No additional units may be issued for less than $500 per unit without the consent of the majority of the membership units then outstanding. Profits and losses of the Company are allocated to members based on the proportion of units held. As of December 31, 2013 and 2012 the Company had 45,607 membership units issued and outstanding.

During 2013, the Company paid a cash distribution of $380 per membership unit for a distribution total to its unit holders of approximately $17,330,000. The Company did not pay any distributions in 2012.

During 2012, the board approved the cash redemption of 134 membership units totaling $187,600.

11.	FAIR VALUE MEASUREMENTS

The Company follows accounting guidance related to fair value disclosures.    For the Company, this guidance applies to certain derivative investments. The authoritative guidance also clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

The Company did not have any assets that were accounted for at fair value on a recurring basis as of December 31, 2013. The following table sets forth, by level, the Company’s assets that were accounted for at fair value on a recurring basis as of December 31, 2012:

			Fair Value Measurement Using
	Carrying Amount in Balance		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable inputs
	Sheet	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Corn derivative contracts	$1,683,138	$1,683,138	$1,683,138	$—	$—

The fair value of corn futures contracts were based on quoted market prices in active markets.

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patriot HOLDINGS, llc AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

12.	OPERATING LEASES

The Company has various equipment leases under non-cancelable leases through June 2016. Rent expense for operating leases was approximately $54,000 and $115,000 for the years ended December 31, 2013 and 2012, respectively.

At December 31, 2013, the Company had the following minimum lease commitments for payment of rentals under leases, which at inception had a non-cancelable term of over one year:

Periods ending December 31,
2014	$48,243
2015	10,324
2016	4,302
Total minimum lease commitments	$62,869

13.	RISKS AND UNCERTAINTIES

The Company has certain risks and uncertainties that it experiences during volatile market conditions, which can have a significant impact on operating results. The Company’s revenues are derived from the sale and distribution of ethanol and distillers grains to customers primarily located in the U.S.  Corn for the production process is supplied to the Company’s plant primarily from local agricultural producers and is purchased on the open market.  For the year ended December 31, 2013, ethanol sales were 75% of total revenues and corn costs were 81% of cost of goods sold.

The Company’s operating and financial performance is largely driven by the prices at which it sells ethanol and the cost at which it purchases corn. The price of ethanol and the cost of corn are both influenced, not necessarily in similar directions, by factors such as supply and demand, the weather, and by government policies and programs. Ethanol is also influenced by unleaded gasoline prices and the petroleum markets as a whole, which do not necessarily impact the cost of corn. Similarly, the cost of corn may be influenced, independently of ethanol, by other grain markets such as wheat and soybeans. The Company utilizes various risk management policies and programs to protect against the price volatility of these commodities, as well as those of natural gas and distillers grains.

14.	LEGAL PROCEEDINGS

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes. The Company is not currently a party to any material pending legal proceedings and we are not currently aware of any such proceedings contemplated by any third party or government authorities.

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